SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Royce Focus Trust, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

78080N108
(CUSIP Number)

W. Whitney George, 1414 Avenue of the Americas, New York, New York 10019, (212) 486-1445
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2003
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP No. 78080N108	13D	Page 2 of 5 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON W. Whitney George
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 567,812
OWNED BY EACH REPORTING	8	SHARED VOTING POWER
PERSON WITH	9	SOLE DISPOSITIVE POWER 567,812
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 567,812
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

CUSIP No. 78080N108	13D	Page 3 of 5 Pages
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.14%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78080N108	13D	Page 4 of 5 Pages
Item 1. Security and Issuer.

The title and class of equity securities to which this statement relates is Common Stock.

The name and address of the principal executive offices of the Issuer are:

Royce Focus Trust, Inc.
1414 Avenue of the Americas
New York, New York 10019

Item 2. Identity and Background.

(a) The name of the person filing this statement is W. Whitney George.

(b) Mr. George's business address is 1414 Avenue of the Americas, New York, New York 10019.

(c)        Mr. George is Managing Director and Vice President of Royce & Associates, LLC, a registered investment adviser whose clients include the Issuer and other registered investment companies. He is Vice President of the Issuer and such other investment companies. These companies are located at 1414 Avenue of the Americas, New York, New York 10019.

(d) Not applicable.

(e) Not applicable.

(f) Mr. George is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

        This schedule is being filed as a result of Mr. George acquiring a total of 20,000 shares of the Issuer's Common Stock in an open-market transaction effected on May 22, 2003 for an aggregate purchase price of $122,000, which purchase increased his beneficial holdings of the Issuer's Common Stock in excess of one additional percentage point. Mr. George used his own personal funds to pay for the shares of the Issuer's Common Stock he acquired in this transaction.

Item 4. Purpose of Transaction.

Mr. George purchased the shares of the Issuer's Common Stock as an investment for his own account.
CUSIP No. 78080N108	13D	Page 5 of 5 Pages
Item 5. Interest in Securities of Issuer.

(a) Mr. George beneficially owned 567,812 shares or 6.14% of the Issuer's outstanding Common Stock as of May 22, 2003.

(b) Mr. George has sole voting and sole dispositive powers as to all of the shares shown in item 5(a) above.

(c)        In the 60 days prior to the date of filing of this statement, Mr. George effected the following purchases of the Common Stock of the Issuer, which were effected in the open market and not previously reported on any Schedule 13D filing: (i) 5,000 shares @5.25 per share on March 26, 2003, (ii) 5,000 shares @5.15 per share on March 31, 2003 (iii) 5,000 shares @5.432 per share on April 11, 2003, (iv) 3,872 shares @ $5.4748 per share on May 1, 2003, (v) 4,000 shares @ $5.90 per share on May 2, 2003, (vi) 2,500 shares @ $5.99 per share on May 9, 2003, (vii) 17,500 shares @ $5.95 per share on May 9, 2003 and (viii) 20,000 shares @ $5.95 per share on May 12, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 18, 2003
(Date)

/s/ W. Whitney George
(Signature)
W. Whitney George